United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 3, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

September 1-30, 2022

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	September 6, 2022
PDMR transactions in company shares	September 9, 2022
Block listing interim review	September 20, 2022
PDMR transactions in company shares	September 22, 2022
Total voting rights and share capital at September 30, 2022	October 3, 2022

September 6, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	José Antonio Echeverría
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 1,075 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,075

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,075 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-09-05
f)	Place of the transaction	Outside of trading venue – off-market

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	John Galvin
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Grant of a target award of Performance Share Units (PSUs) in respect of 4,705 Ordinary Shares under the terms of the Company’s Long-Term Incentive Plan 2016. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 10 March 2025.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,705

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,705 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2022-09-05
f)	Place of the transaction	Outside of trading venue – off-market

September 9, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Francois Gay-Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code
Units in the CCEP Actionnariat Fonds Commune Placement d’Entreprise, a French employee savings plan, which is a fund that is linked to Ordinary Shares of €0.01 in the Company (“Ordinary Shares”).GB00BDCPN04

b)	Nature of the transaction	Purchase of 348.9865 units in the CCEP Actionnariat Fonds Commune Placement d’Entreprise, a French employee savings plan, which is a fund that is linked to Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		EUR €143.27 per unit	348.9865 units

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 348.9865 units Aggregated Price: EUR €49,999.295855
e)	Date of the transaction	2022-08-12
f)	Place of the transaction	Outside of trading venue – off-market

September 20, 2022

Coca-Cola Europacific Partners plc

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 20 September 2022

Name of applicant:		Coca-Cola Europacific Partners plc
Name of scheme(s):		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan
Period of return:	From:	17 March 2022	To:	16 September 2022
Balance of unallotted securities under scheme(s) from previous return:		13,657,424
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for)		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G)		116,913
Equals: Balance under scheme(s) not yet issued/allotted at end of period		13,540,511

Name of contact:	Paul van Reesch, Deputy Company Secretary
Telephone number of contact:	+44 1895 231 313

September 22, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.238540 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.61927
		USD $0.00	3.61927

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.238540 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $170.430157
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.238540 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.61927
		USD $0.00	3.61927

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.238540 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $170.430157
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.238540 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.61927
		USD $0.00	3.61927

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.238540 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $170.430157
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.681654 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.340827
		USD $0.00	3.340827

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.681654 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $157.318373
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.584489 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.063891	3.584489

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.584489 Ordinary Shares Weighted average price: USD $47.063891 Aggregated Price: USD $168.700000
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.238540 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.61927
		USD $0.00	3.61927

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.238540 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $170.430157
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.238540 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.089650	3.61927
		USD $0.00	3.61927

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.238540 Ordinary Shares Weighted average price: USD $23.544825 Aggregated Price: USD $170.430157
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

October 3, 2022

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 September 2022, Coca-Cola Europacific Partners plc had 456,887,931 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 456,887,931 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 3, 2022	By:	/s/Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary